SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001 -07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

Minutes of the Annual and Extraordinary General Meetings of Companhia de Bebidas das Américas – AmBev (“Company”), held cumulatively on April 12, 2005, drawn up in the summary format:

1. Date, Time and Venue: On April 12, 2005, at 10:00 a.m., at the Company’s headquarters located at Rua Renato Paes de Barros 1017, 4º andar (parte), cjs. 41 and 42, Edifício Corporate Park, Itaim Bibi, in the City of São Paulo, State of São Paulo.

2. Call Notice: It was published in the Official Gazette of the State of São Paulo, on the 16th, 17th and 18th of March 2005, on pages 23, 27 and 32, respectively, and in the national edition of the Gazeta Mercantil newspaper, on the 16th, 17th and 18th of March 2005, respectively, on pages A-5, A-9 and A-15, respectively.

3. Attendance: Shareholders representing 91.39% of the voting capital and shareholders representing more than 46.88% of the Company’s preferred stock, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the company, Mr. Victório Carlos De Marchi, the representative of independent auditors Deloitte Touche Tohmatsu, Mr. Altair Tadeu Rossato (Regional Accounting Council Registration CRC 1SP 182515/O-5), and Fiscal Council Member Mr. José Fiorita, as provided by law.

4. Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Paulo Cezar Aragão, Secretary.

5. Resolutions: The following resolutions were taken by shareholders representing more than two thirds (2/3) of the Company’s voting capital attending the Meetings, those legally impeded from voting have abstained and abstentions having been recorded in each case:

5.1. To authorize the drawing up of the Minutes of these Annual and Extraordinary General Meetings in summary format, as well as their publication with omission of the signatures of the attendant shareholders, pursuant to article 130 and its paragraphs in Law no. 6.404/76.

5.2. At the Extraordinary General Meeting:

(i) To approve the cancellation of 1,342,845,679 preferred shares issued by the Company and held in its treasury, with no reduction of its capital.

(ii) Given the resolution set forth in item 5.2(i) hereinabove, to amend the head of Article 5 of the Company’s bylaws, which shall henceforth be in effect with the following wording, its respective paragraphs having suffered no amendments:

“Art. 5 – The capital of the Company amounts to R$4,742,803,034.47, divided into 54,934,896,126 shares, of which 23,558,245,274 are common shares and 31,376,650,852 are preferred shares devoid of face value.”

(iii) To instate, on a permanent basis, the Company’s Fiscal Council, which shall accumulate the functions of the “Audit Committee”, as required by the 2002 Sarbanes-Oxley act of the United States. Thus, Article 35 of the Company’s bylaws shall henceforth be in effect with the following wording:

“Art. 35 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Par. 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Par. 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Par. 3 - In addition to the duties conferred upon it by these bylaws and by law, the Council shall establish in its internal bylaws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Par. 4 - The provisions of Paragraphs 2 and 3 of Article 19 of these Bylaws apply to the members of the Fiscal Council.

(iv) By virtue of what has been set forth hereinabove, to extinguish the Company’s Audit Committee. Thus, paragraph 2 of article 20 of the Company’s bylaws shall henceforth be in effect with the following wording, the head and other paragraphs remaining unchanged:

“Par. 2 – The Board of Directors may determine the creation of committees formed by members of the Board of Directors, defining their respective composition and specific duties; it shall be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.”

(v) To extinguish the position of Vice-Chairman of the Company’s Board of Directors. Thus, Article 21 of the Company’s bylaws shall henceforth be in effect with the following wording:

“Art. 21 – The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.”

(vi) To extinguish the position of “Chief Executive Officer” of the Company and to create the positions of “Chief Executive Officer for Latin America” and “Chief Executive Officer for North America”, the position of chief of the Executive Board being shared by these two Executive Officers, as well as to determine their duties. Pursuant to the above, Articles 26 through 30 of the Company’s bylaws shall henceforth be in effect with the following wording:

“Art. 26 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or otherwise, of whom one shall be the Chief Executive Officer for Latin America and one shall be the Chief Executive Officer for North America, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Par. 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Par. 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the bylaws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Par. 3 – The Executive Officers shall be instated by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors are instated.

Art. 27 – The Executive Board, the position of chief of which shall be shared by the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, shall meet as necessary and, at the very least, once a month, its being incumbent upon either the Chief Executive Officer for Latin America or the Chief Executive Officer for North America to call and chair the meeting.

Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Art. 28 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Art. 29 – It is incumbent upon the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, individually, to:

a) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b) Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and the Board of Directors, with the participation of the other Executive Officers;

c) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d) Coordinate and oversee the activities of the Executive Board; and

e) Exercise the other prerogatives conferred upon it by the Board of Directors.

Art. 30 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.”

(vii) To approve the consolidation of the Company’s bylaws, in the light of the aforementioned amendments and the amendments to its bylaws approved at the Extraordinary General Meetings held on 05/18/04, 08/27/04 and 10/06/02, said bylaws henceforth being in effect with the wording of Attachment I to these Minutes;

The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ abstained from voting on items 5.2(vi) and 5.2(vii) of this agenda.

5.3. At the Annual General Meeting:

(i) To approve, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 12, 2004, in conjunction with the expert opinions of the Fiscal Council and of the independent auditors, all of which were published in full and within the legal time limit in the Official Gazette of the State of São Paulo, on March 2, 2005, in the Gazeta Mercantil and Valor Econômico newspapers, on March 2, 2005 and in summary form in the O Estado de São Paulo, Folha de São Paulo, Jornal do Brasil and O Globo newspapers, on March 2, 2005;

(ii) To approve the destination of net income as shown on the approved financial statements, ratifying the anticipated distribution to the Company’s shareholders, already carried out, in the form of dividends and interest on equity, of a total of R$1,327,147,671.31, of which R$1,161,532,953.05 was debited to the fiscal year’s profit, R$1,387,049.25 was debited to retained earnings and R$164,227,669.01 was debited to the investments reserve, as approved by the Board of Directors on the following occasions: (a) at the meeting held on September 14, 2004, on account of income earned up to August 31, 2004, as follows: (a.1) R$4.0300 per lot of one thousand common shares and R$4.4330 per lot of one thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$3.4255 per lot of one thousand common shares and R$3.7681 per lot of one thousand preferred shares; and (a.2) R$1.8500 per lot of one thousand common shares and R$2.0350 per lot of one thousand preferred shares, as dividends, no income tax being withheld at source; and (b) at the meeting held on January 7, 2005, on account of income earned up to December 31, 2004, as follows: (b.1) R$9.6800 per lot of one thousand common shares and R$10.6480 per lot of one thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$8.2280 per lot of one thousand common shares and R$9.0508 per lot of one thousand preferred shares; and (b.2) R$7.3600 per lot of one thousand common shares and R$8.0960 per lot of one thousand preferred shares, as dividends, no income tax being withheld at source. Pursuant to article 193, paragraph 1 of law no. 6.404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves discussed in article 182, paragraph 1 of law no. 6.404/76 are greater than 30% of the company’s capital;

(iii) To ratify the amounts paid in connection with the global remuneration of the Company’s management for the fiscal year of 2004 and to define the global amount of remuneration of the Company’s management for the fiscal year of 2005 as equal to management remuneration as shown on the consolidated financial statements of 2004, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, its being incumbent upon the Board of Directors to distribute this amount, pursuant to article 25, item “f” of the Company’s bylaws;

(iv) To determine that the Company’s Board of Directors shall have nine (9) members and two (2) alternates, and that it shall reelect, as members of the Company’s Board of Directors, for a three-year term, Messrs.:

(1) Victório Carlos De Marchi, a Brazilian, married, lawyer, bearer of identity card SSP/SP no. 2.702.087 and individual taxpayer’s register CPF/MF no. 008.600.938 -91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua das Mangabeiras 135, apt. 22-B;

(2) Marcel Herrmann Telles, a Brazilian, married, economist, bearer of identity card IFP/RJ no. 02.347.932 -2 and individual taxpayer’s register CPF/MF no. 235.839.087 -91, whose offices are located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros 1017, 15º andar;

(3) Roberto Herbster Gusmão, Brazilian, married, lawyer, bearer of identity card SSP/SP no. 705.827 and individual taxpayer’s register CPF/MF no. 011.630.438 -34, resident and domiciled in the city of São Paulo, State of São Paulo, at Alameda Ministro Rocha Azevedo 1409, 13º andar;

(4) John Franklin Brock III, a United States citizen, married, business executive, bearer of passport no. P710193508 and individual taxpayer’s register CPF/MF no. 231.449.858 -56, whose offices are located in the City of Leuven, Belgium, at Vaartstrasst 94/4;

(5) Carlos Alberto da Veiga Sicupira, Brazilian, married, business administrator, bearer of identity card IFP/RJ no. 1.971.453 and individual taxpayer’s register CPF/MF no. 041.895.317 -15, whose offices are located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros 1017, 15º andar;

(6) José Heitor Attilio Gracioso, Brazilian, married, lawyer, bearer of identity card SSP/SP no. 2.833.137 and individual taxpayer’s register CPF/MF no. 006.716.908 -25, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Arapixi 82;

(7) Brent David Willis, a United States citizen, married, business executive, bearer of passport no. US 701755214 and individual taxpayer’s register CPF/MF no. 231.449.838 -02, whose offices are located in the City of Leuven, Belgium, at Vaartstrasst 94/4;

(8) Vicente Falconi Campos, Brazilian, married, industrialist, bearer of identity card SSP/MG no. M 1476.273 and individual taxpayer’s register CPF/MF no. 002.232.216 -15, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, at Rua Angelo Cavanis 70; and

(9) Luis Felipe Pedreira Dutra Leite, Brazilian, married, industry employee, bearer of identity card RG no. 06522715-9 IPF-RJ and individual taxpayer’s register CPF/MF no. 824.236.447 -87, whose offices are located in the City of Leuven, Belgium, at Vaartstrasst 94/4.

As alternates for the actual members referred to in sub-items (1) through (9) hereinabove, the following persons are reelected: Mr. Jorge Paulo Lemann, Brazilian, married, businessman, bearer of identity card IFP/RJ no. 1.566.020 and individual taxpayer’s register CPF/MF no. 005.392.877/68, whose offices are located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros 1017, 15º andar; and Mr. Roberto Moses Thompson Motta, Brazilian, married, engineer, bearer of identity card IFP/RJ no. 03.861.461 -6 and individual taxpayer’s register CPF/MF no. 706.988.307 -25, whose offices are located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros 1017, 15º andar.

The term of office of the Board of Directors hereby elected shall extend up until the Annual General Meeting of the Company that shall resolve on the financial statements of the fiscal year ending on December 31, 2008.

(v) To elect for the position of Fiscal Council members, with a term of office extending up until the Company’s next Annual General Meeting, by the shareholders of common shares, Messrs.:

(1) Alcides Lopes Tápias, Brazilian, married, administrator and lawyer, bearer of identity card RG no. 3.262.877 SSP/SP and individual taxpayer’s register CPF/MF no. 024.054.828 -00, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Paulista 1294, 5º andar, Bela Vista, CEP 01310-100 and, as his alternate, Ary Waddington, Brazilian, married, economist, bearer of identity card RG no. 01.139.7777 -5 - IFFP-RJ and individual taxpayer’s register CPF/MF no. 004.469.397 -49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura; and

(2) Alvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of foreigner’s identity card no. W401505-E (SE/DPMAF/DPF) and individual taxpayer’s register CPF/MF no. 249.630.118 -91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Salvador Cardoso 122, Apt 231, Itaim Bibi, CEP 04533-050 and, as his alternate, Emanuel Sotelino Schifflerle, Brazilian, married, engineer, bearer of identity card RG no. 01.433. 665-5SSP/RJ and individual taxpayer’s register CPF/MF no. 009.251.3 67-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13 / 502, Copacabana.

(vi) To elect for the position of Fiscal Council member, with a term of office extending up until the Company’s next Annual General Meeting, by the shareholders of preferred shares with no voting rights representing 10.15% of the preferred shares, by means of a separate vote, pursuant to item “a” of article 161, paragraph 4 of law 6.404/76, Messrs.:

(3) Antonio Luiz Benevides Xavier, Brazilian, married, economist, bearer of identity card IFP/RJ no. 04819908-7 and individual taxpayer’s register CPF/MF no. 734.083.797 -34, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 501, 4o. andar; as his alternate, Nilson José Bulgueroni, Brazilian, married, bank employee and economist, bearer of identity card no. 3832403 SSP/SP and individual taxpayer’s register CPF/MF no. 45,113,118/49, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Borges de Figueiredo, 1358.

(vii) To define the amount of the monthly remuneration of the Company’s active Fiscal Council members for the fiscal year of 2005 as an amount equal to the floor established in article 162, paragraph 3 of law no. 6.404/76.

Shareholders that own ADRs representing 3,000 common shares abstained from voting on item 5.3 (i) of this agenda. Shareholder Isaac Michaan requested clarification of item 5.3(i) of this agenda, which the Presiding Board provided. Shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ abstained from voting on items 5.3(iii) and 5.3(iv) of the agenda.

6. Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Shareholders signature: Interbrew International B.V. - Represented by Ivana Martins; InBev Holding Brasil S.A. - Represented by Ivana Martins; Empresa de Administração e Participações S/A – ECAP - Represented by Ivana Martins; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - Represented by José Heitor Attílio Gracioso and José de Maio Pereira da Silva; Instituto AmBev de Previdência Privada - Represented by Fabiana Utrabo Rodrigues; Caixa de Previdência dos Funcionários do Banco do Brasil – Previ - Represented by Marcos Paulo Felix da Silva; Dynamo Cougar Fundo de Investimento em Ações - Represented by Antonio Alberto Gouvêa Vieira Filho; Fundo de Investimento em Ações Lúmina - Represented by Antonio Alberto Gouveia Vieira Filho; Classe A Fundo de Investimento em Ações Previdenciário - Represented by Antonio Alberto Gouveia Vieira Filho; The Master Trust Bank of Japan - Represented by Beatriz Aparecida Trindade Leite Miranda; Philips Electronics N.A. Corp. Master Ret Trust - Represented by Beatriz Aparecida Trindade Leite Miranda; The Bank of New York – ADR Department - Represented by Adelmo Ferreira de Lima Filho; Fama Sniper Fundo de Investimento Financeiro - Represented by Christian Villela Klotz; Fama Challenger Fundo de Investimento em Ações - Represented by Christian Villela Klotz; Fama Striker 28 Fundo de Investimento Multimercado Lon - Represented by Christian Villela Klotz; Christian Villela Klotz; Isaac Michaan - Represented by Roberto Saul Michaan; José de Maio Pereira da Silva; José Heitor Attílio Gracioso; José Fiorita; Pedro Ferraz Aidar; Vanessa Sacchetto de Goes; John Franklin Brock III; Nelson Marquezelli; Ary Waddington; Paulo Cezar Aragão.

São Paulo, April 12, 2005

______________________________________
Victório Carlos De Marchi
Co- Chairman of the Board of Directors

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Clause 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these Bylaws and by applicable law.

Clause 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Clause 3 – The object of the Company, either directly or by participation in other companies, is:

a) the production and trading of beer, concentrates, soft drinks and other beverages;

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c) the packaging and wrapping of any of the products belonging to it or to third parties;

d) the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

e) The beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

f) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

g) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

h) the importation of anything necessary for its industry and trade;

i) the exportation of its products;

j) the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

k) the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the main section of this Clause, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Clause 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Art. 5 – The capital of the Company amounts to R$4,742,803,034.47, divided into 54,934,896,126 shares, of which 23,558,245,274 are common shares and 31,376,650,852 are preferred shares devoid of face value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Clause 6 – Preferred shares:

a) shall not be entitled to voting rights and may not be converted into common shares;

b) shall have preference in capital reimbursement in the event of liquidation of the Company; and

c) shall have the right to receive cash dividends 10% higher than those paid to common shares.

Clause 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Clause 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Clause 9 – The compensation dealt with in article 35, paragraph 3 of Law 6404/76 may be charged to the shareholders, with due regard for the maximum caps established by the Securities Commission.

Clause 10 – The Company is authorized to increase its share capital up to the limit of forty-five billion (45,000,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Clause 11 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Clause 12 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Clause 13 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Clause 14 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Clause 15 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Clause 16 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Clause 17 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Clause 18 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Clause 19 – The Company shall be managed by a Board of Directors and an Executive Committee, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Clause 25 hereof.

Paragraph 2 – The management and members of the Consulting Committee must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these Bylaws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Clause 20 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the main section of this clause, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2- The Board of Directors may determine the creation of committees formed by members of the Board of Directors, defining their respective composition and specific duties; it shall be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4- The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 111, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Clause 21 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Clause 22 - The Board of Directors shall meet, ordinarily, at least once every month and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Clause 23 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 2 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Clause 24 - In the case of permanent absence or impediment of any Director, the alternate Director shall fill the vacant office until the next General Meeting, at which time the substitute Director shall be elected to complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Clause 25 – The Board of Directors shall resolve on the matters listed below:

a) establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b) approve the annual investment budget of the Company;

c) approve the five-year strategic plan of the Company;

d) elect and dismiss the Company's Officers, and set their attributions;

e) supervise the management of the Executive Committee, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f) attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g) define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h) appoint the Company's independent auditors;

i) resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j) provide a previous manifestation on the management's report, the Executive Committee's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k) submit to the General Meeting the form of allocation of the net profits for the year;

l) call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m) approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n) approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company;

o) approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks or deposited in the name of the Company or any of its controlled companies;

q) approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except (i) in favor of any employees of the Company and companies controlled thereby, and (ii) in favor of any companies controlled by the Company;

r) approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t) resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u) authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v) resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w) resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x) authorize the disposal of fixed assets, expect for the ones mention in item “n” of this clause, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity as figures in the latest audited balance sheet. This amount will be considered per single or group of correlated transactions;

y) perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z) resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE COMMITTEE

Clause 26 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or otherwise, of whom one shall be the Chief Executive Officer for Latin America and one shall be the Chief Executive Officer for North America, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the bylaws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be instated by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors are instated.

Clause 27 – The Executive Board, the position of chief of which shall be shared by the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, shall meet as necessary and, at the very least, once a month, its being incumbent upon either the Chief Executive Officer for Latin America or the Chief Executive Officer for North America to call and chair the meeting.

Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Clause 28 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Clause 29 – It is incumbent upon the Chief Executive Officer for Latin America and the Chief Executive Officer for North America, individually, to:

f) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

g) Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and the Board of Directors, with the participation of the other Executive Officers;

h) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

i) Coordinate and oversee the activities of the Executive Board; and

j) Exercise the other prerogatives conferred upon it by the Board of Directors.

Clause 30 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Clause 31 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Committee.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the executive Committee, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Clause, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Committee, represented in the form set forth in this clause, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Cause 25, excluding the exceptions or amounts below the established limits.

SECTION III
CONSULTING COMMITTEE

Clause 32 – The Company may have a Consulting Committee composed by 3 (three) to 15 (fifteen) effective members, shareholders or not, without management position, operating with a permanent capacity, all elected by the Board of Directors and dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted..

Paragraph 1 - The Board of Directors, upon election of the Members of the Consulting Committee, will fix their compensation and indicate the Chairman of the Consulting Committee.

Clause 33 – The Consulting Committee is a body entitled to advise management in a reserved manner, if and when solicited:

a) pronounce before the General Meeting and the Board of Directors on the acts and the fulfillment of the statutory legal duties of management;
b) pronounce on the management’s annual report;
c) pronounce on the proposals of the administrative bodies to be subjected to the General Meeting;
d) transmit to the Board of Directors information and technical, economic, industrial or commercial data relating to the objectives of the Company, presenting suggestions and recommendations; and
e) pronounce on the Company’s issues or businesses that were submitted to its examination.

Paragraph 1 - The Members of the Consulting Committee may be called to attend the meetings of the Board of Directors.

Paragraph 2 - The same obligations and prohibitions imposed by law and by these ByLaws to the management of the Company are applicable to the members of the Consulting Committee.

Paragraph 3 - In the event of vacancy of position or impediment of any member of the Consulting Committee, the Board of Directors shall elect the new Member or designate a substitute, establishing in either case the term of office.

Clause 34 – The Consulting Committee shall meet at least once every semester or when called by the Board of Directors, by letter or telegram, with at least 24 (twenty-four) hours in advance.

Paragraph 1 - The meetings of the Consulting Committee shall occur with the presence of the majority of its members, and the deliberations taken by the favorable vote of the majority of its members present in the meeting

Paragraph 2 – The meetings shall be conducted by the Chairman of the Consulting Committee.

CHAPTER V
AUDIT COMMITTEE

Clause 35 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these bylaws and by law, the Council shall establish in its internal bylaws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 19 of these Bylaws apply to the members of the Fiscal Council.

Clause 36 – The Audit Committee shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Clause 37 – The compensation of the Audit Committee's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Clause 38 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Clause 39 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may determine that balance sheets be drawn up half-yearly or at shorter periods and approve the distribution of dividends based on the profits ascertained in such balance sheet, subject to the provisions of article 204 of Law 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends to the account of accrued profits or reserves of existing profits shown on the latest yearly or half-yearly balance sheet.

Paragraph 3 – The Executive Committee, upon prior consultation with the Board of Directors and the Audit Committee, may determine the amount of interest to be paid or credited to the shareholders, as interest on net equity, according to article 9 of Law 9249/95, as amended by Law 9430/96.

Paragraph 4 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Clause 40 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the main section of this Clause, it will be calculated:

a) the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b) the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the main section of this Clause, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net profits for the year, obtained after the deductions dealt with in the previous paragraphs:

a) five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b) from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Clause and adjusted pursuant to article 202 of Law 6404/76, twenty-seven point five percent (27.5%) shall be allocated to pay the mandatory dividend to all its shareholders;

c) an amount not lower than five percent (5%) and not higher than sixty-eight point eight seven five percent (68.875%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Clause 41 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Audit Committee that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Clause 42 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Clause 43 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 2 of Clause 40 of these By-laws, may not be reduced during the period of thirty (30) days after July 1, 1999.

Clause 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the respective management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting shall refrain from computing votes unfavorable to such agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.